

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 25, 2016

Steven K. Young
Chief Financial Officer
Duke Energy Corporation
550 South Tryon Street
Charlotte, NC 28202-1803

      Re: Duke Energy Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 25, 2016
               File No. 01-32853

Dear Mr. Young:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Jennifer Thompson

                         Jennifer Thompson
                         Accounting Branch Chief
                         Office of Consumer Products